Exhibit 99.191

Fire & Flower Announces Fiscal Third Quarter 2021 Financial and Operational Results

●	Quarterly revenue increased 37% year-over-year to $45.4 million
●	Sixth Consecutive Quarter of Positive Adjusted EBITDA of $2.1 million
●	Hifyre™ Digital Retail and Analytics Platform generated $3.8 million in revenue for the quarter, an increase of 160% year-over-year
●	Completed the acquisiton of PotGuide and the a sets of Wikileaf further enhancing the Company’s transformational a set-light, digital strategy
●	Announced the acquisition of Pineapple Expre s, subsequent to the 3rd Quarter, positioning Fire & Flower as a true cannabis consumer technology company

TORONTO, Dec. 14, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWD), today announced its financial and operational results for the fiscal third quarter ended October 30, 2021.

Trevor Fencott, Chief Executive Officer of Fire & Flower commented, “Our progress in the third quarter was not only demonstrated by our continued strong financial performance, but by the many growth opportunities that we successfully advanced in order to solidify our high-margin, asset-light cannabis retail business model. We completed the acquisitions of PotGuide and Wikileaf, the industry’s leading online cannabis platforms, setting the stage for the role out of our expanded e- commerce digtal platform strategy. In addition, we expanded our Circle K co-location program to create additional strategically-located, asset-light stores to complement our existing retail network. Finally, last week, we announced our acquisition of Pineapple Express Delivery, the cannabis industry’s leading logistics provider for the delivery of legal cannabis.”

“With these accomplishments, we are rapidly transforming into a cannabis consumer technology platform which allows us to deliver a seamless customer experience from online customer acquisition through to fulfillment via same-day delivery to customers at our 100+ stores across North America,” concluded Fencott.

Consolidated Financial Highlights

	Thirteen weeks ended		Thirty-Nine weeks ended
(In thousands of Canadian dollars, except per share amounts)	30-Oct-21	31-Oct-20	30-Oct-21	31-Oct-20
Total Revenue	45,412	33,119	132,802	84,834
Gross Profit	15,698	11,505	48,389	28,990
Gross Profit Percentage	34.6%	34.7%	36.4%	34.2%
Adjusted EBITDA	2,077	1,969	7,530	1,699
Net loss	(1,983)	(25,723)	(44,131)	(67,542)
Basic loss per share	$(0.06)	$(1.51)	$(1.34)	$(4.16)

Financial Highlights for the Third Quarter period ended October 30, 2021

●	Total revenue of $45.4 million compared to revenue of $33.1 million for the third quarter of 2020, an increase of 37%;
●	Total gross profit $15.7 million, or 34.6% of revenue, compared to total gross profit of $11.5 million, or 34.7% of revenues in the third quarter of 2020;
●	Sixth consecutive quarter of positive Adjusted EBITDA of $2.1 million compared to positive Adjusted EBITDA of $2.0 million for the third quarter of 2020;
●	Total principal amount of debt outstanding at October 30, 2021 was $2.4 million;
●	Cash and cash equivalents balances of $16.5 million.

Segment Revenue

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
(In thousands of Canadian dollars unaudited)	30-Oct-21	31-Oct-20	30-Oct-21	31-Oct-20
Revenue
Retail	33,692	26,534	99,153	68,341
Wholesale	7,942	5,130	23,367	13,298
Digital Platform	3,778	1,455	10,282	3,195
Total Revenue	45,412	33,119	132,802	84,834

Segment Adjusted EBITDA

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
(In thousands of Canadian dollars unaudited)	30-Oct-21	31-Oct-20	30-Oct-21	31-Oct-20
Adjusted EBITDA
Retail	2,038	3,352	4,510	5,513
Wholesale	1,269	682	3,608	1,875
Digital Platform	2,288	664	5,781	186
Corporate	(3,518)	(2,729)	(6,369)	(5,875)
Total Adjusted EBITDA	2,077	1,969	7,530	1,699

Retail

●	Retail revenue increased by 27.0% year-over-year to $33.7 million;
●	Gross profit increased by 12.7% year-over-year to to $10.2 million;
●	Gross profit margin of 30.3% for the thirteen weeks ended October 30, 2021;
●	Adjusted EBITDA decreased to $2.0 million from $3.4 million in the same quarter the prior year;
●	Adjusted EBITDA margin of 6.0% for the thirteen weeks ended October 30, 2021;
●	Same-store sales decreased 27% for fifty-four (54) stores in operation during the comparable period in Q3 2021 due primarily to increased competition as the surge in newly licensed retail cannabis stores continues across Canada (in Ontario, 228 new stores were opened in the period);
●	Expanded the Company’s retail network, bringing total stores currently to 102.

Wholesale

●	Wholesale revenue increased by 54.8% year-over-year to $7.9 million;
●	Gross profit increased by 72.4% year-over-year to $1.7 million;
●	Gross profit margin of 21.7% for the thirteen weeks ended October 30, 2021;
●	Adjusted EBITDA increased by 86.1% year-over-year to $1.3 million;
●	Adjusted EBITDA margin of 16.0 % for the thirteen weeks ended October 30, 2021.

Digital Platform

●	Digital platform revenue increased 159.7% year-over-year to $3.8 million;
●	Adjusted EBITDA increased to $2.3 milion from $0.7 million in the prior year;
●	Adjusted EBITDA margin of 60.6% for the thirteen weeks ended October 30, 2021.

Corporate

●	Fire & Flower enhanced its strategic partnership with Alimentation Couche-Tard (ACT) through its “Co-Location Program” which will allow the opening of new Fire & Flower cannabis retail stores adjacent to existing Circle K stores in new markets across Canada;
●	As part of the Company’s expanded digital strategy and asset-light model, Fire & Flower completed the acquisitions of PotGuide and Wikileaf;
●	The Company repaid $2.3 million outstanding prior to maturity under a term loan facility with ATB Financial.

Subsequent Operational Highlights Post October 30, 2021

●	The Company announced the acquisition of Pineapple Express Delivery, Canada’s largest delivery and logistics company serving cannabis consumers;
●	Spark Perks members grew from 45,000 in Q3 2020 to over 346,000 across Fire & Flower’s entire retail network in Q3 2021;
●	Continued toward a Nasdaq listing with a consolidation of Common Shares on the basis of 10 pre-consolidation Common Shares for one post-consolidation Common Share. The Company is targeting early first quarter 2022 for its Nasdaq listing;
●	Announced $30 million Secured Debt Facility with strategic partner Alimentation Couche-Tard.

Non-IFRS Measures – Adjusted EBITDA “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be fully comparable to similar measures by presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before income taxes and other expense (income) items such as finance costs, finance income, gains and losses related to derivative liability revaluations and debt extinguishments, and adjusted for share-based compensation, depreciation and amortization, impairment expense, impairment of right-of-use (“ROU”) assets net of lease liabilities remeasurement, restructuring charges, professional fees associated with acquisitions, financing and strategic initiatives.

Adjusted EBITDA has been calculated differently than in periods prior to Q1 2021, where the Company previously included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. The updated measure reflects the Company’s new approach to analyzing the consolidated operating performance across the business lines. The Company believes the updated definition is an alternative measure to assess performance as it provides meaningful operating results and facilitates period-to-period operating comparisons. As other companies may calculate this non-IFRS measure differently than the Company, this metric may not be comparable to similarly titled measures reported by other companies. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results, or as a substitute for cash flows from operating activities. A reconciliation of net income (loss) to Adjusted EBITDA is presented below.

Adjusted EBITDA for the fiscal third quarter ended October 30, 2021 was $2.1 million compared to Adjusted EBITDA of $2.0 million for the thirteen weeks ended October 31, 2020.

Adjusted EBITDA

	Thirteen Weeks ended		Thirty-nine Weeks ended
(in thousands of dollars)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)
Net loss – as reported	(1,983)	(25,723)	(44,131)	(67,542)
(Gain) loss on revaluation of derivative liability	(12,686)	(35,796)	16,103	(21,082)
Loss on extinguishment and revaluation of debentures	-	53,862	-	53,862
Finance costs, net	1,333	5,972	5,740	20,829
Income taxes, net	(933)	1,218	1,122	1,218
Share-based compensation	855	581	2,706	1,990
Acquisition and strategic initiative professional fees	740	1,060	1,788	1,338
Depreciation & amortization	5,074	2,914	13,585	8,926
Restructuring, impairment and other costs, net	9,677	(2,119)	10,617	2,160
Adjusted EBITDA	2,077	1,969	7,530	1,699

Lease liability cash payments during the thirteen and thirty-nine weeks ended October 30, 2021 were $2.3 million and $6.6 million, respectively (October 31, 2020: $0.8 million and $3.2 million, respectively).

Webcast & Conference Call

Fire & Flower will host a webcast and conference call with Trevor Fencott, Chief Executive Officer, and Judy Adam, Chief Financial Officer at 8:30 a.m. EDT on December 14, 2021. The webcast will discuss Fire & Flower’s third quarter 2021 financial and operational results.

Webcast URL

https://event.on24.com/wcc/r/3560110/0E01D852F2FC2D317AF59ACB09B578DF

Dial-In Information

Toll-Free (Canada): 1-833-950-0062

Toll-Free (United States): 1-844-200-6205

Access code: 621339

Replay Information (Available until January 4, 2022)

Toll-Free (Canada): 1-226-828-7578

Toll-Free (United States): 1-866-813-9403

Replay Code: 831677

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 100 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the headings “Risk Factors” in the Company’s Annual Information Form dated April 29, 2021 and “Risks and Uncertainties” in the management discussion and analysis for the thirteen weeks ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:02e 14-DEC-21